

November 4, 2010

<u>Via Mail and Facsimile (212-983-3115)</u>

Angeleki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus Greece 185 38

   Re: **Navios Maritime Acquisition Corporation**
       Form 20-F for the Fiscal Year Ended December 31, 2009
       Filed January 29, 2010
       File No. 1-33311

Dear Ms. Frangou:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note from risk factor disclosure in your Form F-3 filed September 10, 2010 that from time to time, vessels in your fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please name the countries identified as state sponsors of terrorism to which you refer.

2. In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries identified by

the State Department as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

4. In this regard, we note disclosure in a Rule 424(b) prospectus filed October 12, 2010 regarding the potential impact of recent Iranian sanctions on your business. We also note from the Form F-3 that DOSCO, a subsidiary of COSCO, is one of your customers; we note from recent news articles that COSCO ships to Iran, Syria, Sudan and Cuba. We also note from 2010 news articles that the Shinyo Kannika vessel you purchased in September was chartered to Unipec as of October 2010 and Z. Zhenrong as of January 2010; we note from an October 2010 news article that Unipec and Zhuhai Zhenrong are two of five foreign oil firms that have sold refined petroleum products to Iran between January 1, 2009 and June 30, 2010. In your response to us, please also discuss the potential for reputational harm from your charter of vessels to a subsidiary of COSCO and the charter of one of your vessels to Unipec and Z. Zhenrong, as well as the possibility that your vessel will be used by Unipec in shipping refined petroleum products to Iran.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Todd Mason, Esq. (via facsimile)
        Mintz Levin